82-1846

Nuinsco
RESOURCES LIMITED

02 SEP 13 AM 9:38

PRESS RELEASE

SUPPL

For Immediate Release : Wednesday, September 4, 2002

NUINSCO COMMENCES HIGH-GRADE TANTALUM EXPLORATION AT PRAIRIE LAKE, ONTARIO

Toronto, September 4, 2002: Nuinsco Resources Limited today reported that an exploration program has been launched seeking high grade tantalum at its Prairie Lake property, located about 35 miles NW of Marathon, Ontario. This work is based on research studies conducted recently at Carleton University, Ottawa. (For fuller details see the press release dated May 28.)

Results of the Carleton studies proved to be quite remarkable. Rock types from the southwest quadrant of the complex carried 8% to 10% Ta_2O_5 (by weight) in pyrochlore, values much higher than previously thought to exist. Pyrochlore can host both tantalum and niobium mineralization. Favourable results from this program can be expected to lead to a more comprehensive exploration program to evaluate the economic potential of the entire 1,250 acre complex. The Prairie Lake complex is known to host important marketable metals such as tantalum, niobium and uranium as well as by-product industrial minerals apatite, wollastonite and high grade calcium carbonate. Tantalum, potentially the most valuable mineral targeted in the current exploration effort, is used in many electronic devices such as cell phones, computers and in a variety of aerospace applications.

Tracked mechanical equipment is being assembled for trenching and stripping and will be on the ground within a few days. The known mineralization is exposed at surface and could be amenable to open-pit or quarry-style mining. Mr. Frank Crothers, the Company's largest shareholder, was granted and agreed to exercise incentive stock options to purchase 600,000 treasury shares at $0.185 per share to provide funding for the current Prairie Lake work program.

Nuinsco is an exploration and development company whose projects are located in northwestern Ontario and northern Manitoba. Shares of Nuinsco trade on the Toronto Stock Exchange under the symbol NWI. U.S. S.E.C. exemption 12g3-2(b)#82-1846.

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PROCESSED
SEP 20 2002
THOMSON FINANCIAL

dlo 9/16

FOR FURTHER INFORMATION PLEASE CONTACT:

Douglas Hume, Chairman, Nuinsco Resources Limited (416) 626-0470
Olav Svela, Investor Relations, Hume, Kieran Inc. (416) 868-1079

To receive Company press releases contact Christina Osler
Christina@humekieran.com

This press release and current Company updates are available at: www.nuinsco.ca